EXHIBIT 99.1

SafeStop Continues Rapid Growth Approaching 2016-2017 School Year

Parents and Schools Flocking to Connect with Original School Bus Tracking App

CHARLESTON, S.C., June 23, 2016 (GLOBE NEWSWIRE) -- SafeStop™, the fastest growing and industry-leading school bus tracking app, recently completed its first full year of nationwide operations and is setting up for significant growth for the 2016-2017 school year.

“SafeStop is the new normal in the school transportation industry,” stated Patrick Gallagher, Director of Sales for SafeStop. “We initially created this app with parents in mind, but we very quickly found that this was also powerful for school districts. This is not just a service for parents to subscribe to. Our SafeStop Analytics platform is the ultimate tool for Transportation Directors everywhere. It’s easy to use and provides reliable data that can save money, see where transportation improvements can be made, and ultimately create a smoother running operation.”

Looking forward, SafeStop will be expanding its geographic reach, adding customers in the states of Ohio, Connecticut, Hawaii and Washington to its list of operations for the 2016-2017 school year. Gallagher added, “We have received tremendous feedback from parents and school districts that use our service, and we are proud to be leading this charge. We began last year in four states and quickly grew across the country with new districts and contractors signing up for SafeStop by the week. As parents and school officials alike use SafeStop and see its value, they are demanding that it becomes part of their transportation program.”

Additionally, SafeStop is adding new features and expanding current ones based on parent and administrator feedback. Student scanning solutions, better notifications for parents, and more robust reporting inside the app’s SafeStop Analytics are all scheduled to launch this fall.

SafeStop Analytics enables transportation departments to monitor Key Performance Indicators (KPIs) such as on-time performance, route deviations, and in the app’s premium versions, bus idling and speeding instances. This feature has been increasingly popular with larger school districts that may have several branches, multiple transportation providers, or even various GPS providers, as SafeStop Analytics provides one central hub from which administrators can easily manage and analyze all of their data, as well as monitor performance.

While many schools and districts are coming online for the first day of school this fall, anyone can join at any point in the year. “We have a lot of customers who see the value in providing our service when things are just starting up and parents and administrators are getting used to potentially new routes or bus stops,” said Gallagher. “But whenever the timing is right for the school district or transportation staff, SafeStop is ready to go.”

SafeStop is available throughout the U.S. and Canada and is compatible with any transportation provider, any GPS hardware, and any routing software. The service provides flexible payment options, with the ability to be school funded or school subsidized with a small monthly fee to parents. Pro-rated launch prices and monthly plans are available so that schools and districts can start using the app anytime during the school year.

To learn more about the SafeStop app, receive pricing, or schedule an online demo, please visit www.SafeStopApp.com.

About SafeStop
SafeStop, a product offered by SafeStop, Inc., is a powerful and secure application that connects parents and school administrators with the vehicles transporting their students. Created in 2013 by a transportation solutions provider with vast experience in the industry, SafeStop app provides a secure registration process, real-time map feature, estimated times of arrival, student scanning, SafeStop Analytics and an alerts and messaging center for its users. The app brings timely, accurate and valuable information to parents and school officials across North America. For more information, visit www.SafeStopApp.com.

For more information:
Patrick Gallagher
Director of Sales
800.843.8936
pgallagher@safestopapp.com